Crown Cork & Seal Company, Inc.


                                                                      Exhibit 11

                 Statement Re Computation of Per Share Earnings

                                                                                    Three months ended    Twelve Months ended
                                                                                       December 31,           December 31,
                                                                                     1996       1995        1996       1995
(in millions except per share data)
1    Net income available to common shareholders                                     $33.3      $ 6.1      $264.2     $ 74.9

2    Weighted average number of common shares outstanding during period              128.3       90.6       122.5       90.2

3    Net shares issuable upon exercise of dilutive outstanding stock options           0.7        0.3         0.7        0.4

4    Weighted average convertible preferred stock*                                    11.3                    9.6

5    Preference dividends                                                             $5.9                  $19.8

6    Primary earnings per common share                                               $0.26      $0.07       $2.16      $0.83

7    Fully diluted earnings per common share**                                       $0.26      $0.07       $2.14      $0.83

* Preferred shares are convertible into common stock (at the discretion of the holder) at a rate of .911 and amounts presented are based on the issuance date of February 26, 1996.
** The 4.5% cumulative convertible preferred stock and the related dividends were excluded from the calculation of fourth quarter 1996 fully diluted earnings per share as they were anti-dilutive.